Filed Pursuant to Rule 433
Dated September 16, 2025
Registration Statement No. 333-277425
Relating to Preliminary Prospectus Supplement
dated September 16, 2025 to
Prospectus dated February 27, 2024

5.000% Senior Notes due 2035

Issuer:	American Financial Group, Inc.

Ratings*:	Baa1 (Moody’s) / BBB+ (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Size:	$350,000,000

Trade Date:	September 16, 2025

Settlement Date:	September 23, 2025 (T+5**)

Maturity Date:	September 23, 2035

Coupon:	5.000%

Optional Redemption:
Prior to June 23, 2035 (3 months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the senior notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the senior notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and;

(2)
100% of the principal amount of the senior notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the senior notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the senior notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	March 23 and September 23 of each year, commencing on March 23, 2026

Benchmark Treasury:	UST 4.250% due August 15, 2035

Spread to Benchmark Treasury:	+ 108 basis points

Benchmark Treasury Yield:	4.028%

Price to Public:	99.162%

Yield to Maturity:	5.108%

Net Proceeds (before expenses):	$344,792,000

Underwriting Discounts & Commissions:	0.650% ($2,275,000 total)

CUSIP / ISIN:	025932 AQ7/US025932AQ75

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs or UK PRIIPS KID — No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or UK.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the senior notes who wish to trade the senior notes on any date prior to the  business day before delivery thereof will be required, by virtue of the fact that the senior notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the senior notes who wish to trade the senior notes prior to such date should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC, collect at (212) 834-4533, or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.